Exhibit (a)(1)(vii)

September 3, 2026

Dear Investor,

Thank you for your investment in Blackstone Private Credit Fund (“BCRED” or the “Fund”) and your continued trust in Blackstone as a steward of your capital. We are writing to provide an update on BCRED and the Fund’s quarterly share repurchase program.

BCRED is designed to deliver durable income and attractive risk-adjusted returns across market cycles. Since inception in 2021, the Fund has generated a 9.0% annualized total net return for Class I shares,1 outperforming leveraged loans by approximately 290 basis points.2 The Fund currently pays a 9.1% annualized distribution rate for Class I shares,3 a yield premium of over 180 basis points relative to leveraged loans.2

The Fund’s repurchase program offers quarterly share repurchases of up to 5% of shares outstanding, subject to Board approval, with requests fulfilled on a pro rata basis if they exceed the approved amount. We believe this provides shareholder liquidity while preserving capital to deploy into new investments. In Q2, BCRED fulfilled approximately half of the $4.5 billion requested for repurchase, leaving a backlog of $2.3 billion in unfulfilled requests, a significant portion of which were resubmitted in Q3.

Overall repurchase requests in Q3 were an estimated $4.3 billion,4 representing approximately 10% of shares outstanding.5 BCRED will fulfill repurchase requests representing 5% of shares outstanding.6 Investors who sought liquidity in Q2 and Q3 will have received an estimated 75% of their requested capital within approximately 90 days.7 Capital inflows during the quarter were approximately 2% of NAV,8 resulting in a net outflow of approximately 3% of NAV,9 in line with the prior two quarters. More broadly, we have seen greater momentum in gross fundraising across Blackstone’s other Private Wealth perpetual products relative to Q2.

BCRED remains well capitalized, and loan repayments and inflows have outpaced shares repurchased. Repayments of $2.7 billion received in Q2 and nearly $750 million of inflows in Q38 are together expected to represent approximately 160% of shares repurchased this quarter.10 This level of healthy repayments represents an annualized repayment rate of approximately 14%.11 In addition, BCRED maintains over $17 billion of available liquidity comprised of cash and undrawn borrowing capacity.12 The Fund’s leverage remains modest at 0.8x debt-to-equity,13 with a low cost of capital and duration matched between assets and liabilities.

BCRED’s portfolio is defensively positioned with diversified exposure across over 640 unique borrowers and a focus on senior secured loans to high-quality, large-scale companies. The portfolio is marked at 95.4,14 in line with broadly syndicated loans,15 with the vast majority of portfolio companies performing in line or better than expectations. Underperforming assets are reflected in current valuations, with the bottom 5% of the private debt portfolio marked at 63.4.16

Fundamentals have remained healthy this quarter. LTM EBITDA growth across BCRED’s borrowers is 10%,17 with growth from software borrowers continuing to outpace the broader portfolio. Interest coverage has improved by 45% since Q1’24, reaching 2.3x as of Q2’26,18 while payment-in-kind income as a percentage of total investment income declined by 20% since Q1’26 and remains modest at 5.6% in Q2’26.19 At quarter-end, non-accruals were 2.2% at cost and 1.1% at fair value,20 a decline from Q1’26 levels and below long-term historical averages across the BDC industry.21

We believe today’s investment environment with wider spreads and conservative loan-to-values is especially compelling. Demand from institutional investors for private credit remains strong, reinforcing our conviction in the opportunity set and asset class.22 BCRED has deployed over $6 billion in H1’26 into primarily first-lien senior secured positions at attractive spreads. We continue to see opportunities across thematic areas including AI and

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digital infrastructure, infrastructure services, aerospace and defense, and life sciences, where Blackstone’s scale and expertise support differentiated sourcing and underwriting. We believe the Fund remains well-positioned to continue generating attractive, durable income and long-term outperformance relative to public fixed income.23

For additional details, please refer to BCRED’s Q2’26 shareholder letter on BCRED.com.

We appreciate your continued partnership.

Sincerely,

Blackstone Private Credit Fund

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END NOTES

Past performance does not predict future returns and there can be no assurance that the Fund will achieve results to those of any of Blackstone Credit & Insurance’s prior funds or be able to implement its strategy or achieve its investment objectives, including due to an inability to access sufficient investment opportunities.

Certain information contained in this letter constitutes “forward looking statements.” These forward-looking statements can be identified by the use of forward looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “can,” “could,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “confident,” “conviction,” “identified” or the negative versions of these words or other comparable words thereof. These may include financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements regarding future performance, statements regarding economic and market trends and statements regarding identified but not yet closed investments. Such forward-looking statements are inherently subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements.

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1        As of July 31, 2026. Total Net Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Returns greater than one year are annualized. See https://www.bcred.com/performance for more information.

2        Source: Morningstar, BXCI as of July 31, 2026. “Leveraged Loans” or “Broadly Syndicated Loans” is represented by Morningstar LSTA US Leveraged Loan Index.

3        Annualized distribution rate reflects August’s distribution annualized and divided by last reported NAV from July. Distributions are not guaranteed. Distributions have been and may in the future be funded through sources other than net investment income. See BCRED’s prospectus and website for more information, including notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, as amended.

4        Estimate based on the latest NAV per share as of July 31, 2026. Shares accepted for repurchase will be repurchased at the September 30, 2026 NAV per share.

5        Shares outstanding as of June 30, 2026. Based on information received from BCRED’s transfer agent as of September 2, 2026. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

6        The final dollar value of repurchases will be disclosed in November (after striking September 30, 2026 NAV) as part of BCRED’s ordinary course filings.

7        Assumes shareholders seeking liquidity requested repurchase of 100% of their shares in each of Q2 and Q3. Calculated based on information received from BCRED’s transfer agent as of September 2, 2026. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent. This reflects the period from the payment date for Q2 repurchases to the estimated payment date for Q3 repurchases.

8        Includes subscriptions closed quarter to date as of September 2, 2026. Q3 2026 inflows are not yet final and are subject to finalization with BCRED’s transfer agent. Capital inflows for Q3 2026 include estimated DRIP proceeds.

9        As of June 30, 2026 NAV.

10      Loan repayments and subscriptions are presented to illustrate certain sources of liquidity for the Fund during the quarter. Such amounts do not directly offset or net against repurchases on a dollar-for-dollar basis.

11      Annualized repayment rate is calculated as the repayments during the three months ended June 30, 2026, annualized, and divided by the average total investments at fair market value for the same period.

12      As of June 30, 2026. Available liquidity is composed of cash and cash equivalents, excluding restricted cash, plus the amount available to draw upon across all revolving credit facilities, net of limitations related to each respective credit facility’s borrowing base.

13      As of July 31, 2026. Represents the average debt-to-equity and has been calculated using the average daily borrowings during the month divided by average net assets.

14      As of June 30, 2026. Average mark based on BCRED’s debt investment portfolio (excluding equity investments and investments in joint ventures).

15      Source: Morningstar, BXCI as of June 30, 2026. “Broadly Syndicated Loans” are represented by Morningstar LSTA US Leveraged Loan Index.

16      As of June 30, 2026, the bottom 5% of BCRED’s private debt investments are defined as those debt investments classified as Level 3 marked the lowest relative to par aggregating to 5% of the total cost of Level 3 debt investments, excluding structured finance obligations.

17      As of June 30, 2026. Represents LTM EBITDA Growth year-over-year where data is available and relevant. Includes all debt investments for which fair value is determined by the Board in conjunction with a third-party valuation firm and excludes both asset-based investments and quoted investments. BCRED amounts are weighted on fair market value of each respective investment. BCRED amounts were derived from portfolio company financial statements that are continuously received and may be updated; accordingly, growth figures may be based on prior period EBITDA amounts that were not available or, in the case of recently funded deals, not applicable in the prior period. Third-party figures (and corresponding

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BCRED amounts) have not been independently verified by BCRED and may reflect a normalized or adjusted amount. Accordingly, BCRED makes no representation or warranty in respect of this information. EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is generally defined as net income before net interest expense, income tax expense, depreciation, and amortization over the LTM. EBITDA growth year-over-year may reflect some inorganic growth due to mergers and acquisitions (M&A).

18      Interest coverage ratio (“ICR”) is estimated as the ratio of average LTM EBITDA, to cash interest paid over the last 12 months for each respective portfolio company. Includes all debt investments (excluding ARR loans) for which fair value is determined by the Board in conjunction with a third-party valuation firm and excludes both asset-based investments and quoted investments. Amounts derived from the most recently available portfolio company financial statements, have not been independently verified by BCRED, may reflect a normalized or adjusted amount, and are generally about 90 days in arrears. Accordingly, BCRED makes no representation or warranty in respect of this information. EBITDA is a non-GAAP financial measure. For a particular portfolio company, LTM EBITDA is generally defined as net income before net interest expense, income tax expense, depreciation and amortization over the preceding 12-month period. Currency fluctuations may have an adverse effect on the value, price or income and costs of our portfolio companies and investments which may increase or decrease as a result of changes in exchange rates. Q1’24 selected as comparative time period as it reflects a more normalized environment and accurate depiction of portfolio companies’ ICRs following volatility and peak rates in 2023.

19      Payment-in-kind (“PIK”) income as a percentage of total investment income is calculated as PIK income derived from interest and dividends during the three months ended June 30, 2026, divided by total investment income for the same period.

20      As of June 30, 2026. Non-accruals were 2.4% at cost and 1.4% at fair value as of March 31, 2026. Calculated as the amortized cost or fair value of loans on non-accrual divided by total amortized cost or fair value of the BCRED investment portfolio excluding investments in joint ventures. Loans are placed on non-accrual status when there is reasonable doubt whether principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on nonaccrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on nonaccrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current.

21      Source: Raymond James as of August 31, 2026. Historical average of 3.3% at cost reflects average of 115 current and former traded and non-traded BDCs tracked by Raymond James from Q1’06 through Q2’26. For purposes of this disclosure, ”BDC industry” refers to the BDCs tracked by Raymond James.

22      Preqin, as of June 30, 2026. Includes closed-end direct lending funds, and excludes blended and opportunistic debt funds.

23      Public fixed income represented by Morningstar LSTA US Leveraged Loan Index, Bloomberg US Corporate High Yield Index, and Bloomberg US Aggregate Bond Index. There can be no assurances that any of the trends described throughout this letter will continue or will not reverse. Please see “Index Definitions” and “Index Comparison” at the end of this letter for more information.

Index Definitions

Bloomberg US Corporate High Yield Index measures the USD denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody’s, Fitch and S&P is Ba1/BB+/BB+ or below.

Bloomberg US Aggregate Bond Index represents securities that are SEC-registered, taxable, and dollar denominated. The index covers the US investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities, and asset-backed securities. These major sectors are subdivided into more specific indices that are calculated and reported on a regular basis.

Morningstar LSTA US Leveraged Loan Index is a market value weighted index designed to measure the performance of the US leveraged loan market based upon market weightings, spreads and interest payments.

Index Comparison. The volatility and risk profile of the indices presented in this document is likely to be materially different from that of BCRED. In addition, the indices employ different investment guidelines and criteria than BCRED and do not employ leverage; as a result, the holdings in BCRED and the liquidity of such holdings may differ significantly from the securities that comprise the indices. The indices are not subject to fees or expenses and it may not be possible to invest in the indices. A summary of the investment guidelines for the indices presented is available upon request.

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